Hess Corporation
1185 Avenue of the Americas
New York, NY 10036
March 7, 2008
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
Re:  Hess Corporation Preliminary Proxy Materials
Ladies and Gentlemen:
     Pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, I file herewith on behalf of Hess Corporation a preliminary copy of the proxy statement and form of proxy of Hess Corporation in connection with its annual stockholders meeting to be held on May 7, 2008. The approximate date on which definitive proxy materials will be sent to stockholders is March 24, 2008.
     If you have any comments on these materials, please contact the undersigned at 212-536-8599 or Kevin Keogh Esq. at White & Case LLP at 212-819-8227.
Very truly yours,
George C. Barry
Attachment